Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300


06017821

16 October 2006


SEC MAIL PROCESSING
RECEIVED
OCT 25 2006
WASH, D.C.
160
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

SUPPL

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL

10/30

Michael Scott
Manager Secretariat and Shareholder Relations

Enc.

Rule 3.19A.2


SEC MAIL PROCESSING
RECEIVED
OCT 25 2006
WASH. D.C.
SECTION

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Tabcorp Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lawrence John Willett
Date of last notice	10 April 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	2,990 ordinary shares held directly, including the acquisition of shares detailed within this appendix
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	9 October 2006, being the Tabcorp dividend payment date
No. of securities held prior to change	2,904 ordinary shares held directly
Class	Ordinary shares
Number acquired	86 ordinary shares issued pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.22 per share pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan
No. of securities held after change	2,990 ordinary shares held directly

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Tabcorp Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony George Hodgson
Date of last notice	10 April 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	1,138 ordinary shares held directly, and 99,000 ordinary shares held indirectly, including the acquisition of shares detailed within this appendix
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Hodgson has an interest in 99,000 ordinary shares held indirectly by Jaladah Pty Ltd as trustee of a superannuation fund of which Mr Hodgson is a beneficiary
Date of change	9 October 2006, being the Tabcorp dividend payment date
No. of securities held prior to change	1,105 ordinary shares held directly, and 99,000 ordinary shares held indirectly
Class	Ordinary shares
Number acquired	33 ordinary shares issued pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.22 per share pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan

+ See chapter 19 for defined terms.

No. of securities held after change	1,138 ordinary shares held directly, and 99,000 ordinary shares held indirectly by Jaladah Pty Ltd as trustee of a superannuation fund of which Mr Hodgson is a beneficiary
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.